Exhibit (a)(5)(i)

EFiled: Jan 25 2017 05:48PM EST Transaction ID 60119534 Case No. 2017-0058-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BRIAN LERMAN, Individually and On Behalf of All Others Similarly Situated,
C.A. No.
Plaintiff,
CLASS ACTION
v.

JOHN P. CALAMOS, SR., JOHN S. KOUDOUNIS, THOMAS F. EGGERS, KEITH M. SCHAPPERT, WILLIAM N. SHIEBLER, CALAMOS PARTNERS LLC, and CPCM ACQUISITION, INC.,
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Brian Lerman (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, including the investigation of counsel and a review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE AND SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and the other public stockholders of Calamos Asset Management, Inc. (“CAM” or the “Company”), other than Defendants (defined below) and their affiliates, against (1)

the members of CAM’s board of directors (the “Board” or the “Director Defendants”) for breaching their fiduciary duties and (2) John Calamos, Sr. (“John Calamos”), John Koudonis, Calamos Partners LLC (“Parent”), and its wholly owned subsidiary, CPCM Acquisition, Inc. (“Acquisition Sub”) (collectively, the “Controlling Stockholder Defendants”) for breaching their fiduciary duties as controlling stockholders. This action seeks an order requiring that the Board and the Controlling Stockholder Defendants comply with their fiduciary obligations and awarding Plaintiff and the Class (as defined herein) damages as a result of Defendants’ wrongdoing.

2. Founded by Defendant John Calamos, CAM is a publicly traded holding company that currently owns a minority stake in the investment firm Calamos Investments LLC (“Calamos Investments”), which, through its subsidiaries, provides investment advisory services. As of September 30, 2016, CAM owned 22.2% of Calamos Investments, with the remaining 77.8% being privately owned by Parent. Parent is in turn directly and indirectly owned in whole by John Calamos, other Calamos family members, and Defendant Koudounis. Parent also currently owns all of CAM’s outstanding Class B common stock, which represents 97.4% of the combined voting power of all classes of CAM’s voting stock.1

[1]	Notably, Parent holds less than 1% of the economic interest in CAM. The holders of the Company’s Class A common stock, on the other hand, hold just 2.6% of the Company’s combined voting power, but hold greater than 99% of its economic interest.

3. On January 11, 2017, CAM announced that it had entered into a Definitive Merger Agreement with Parent and Acquisition Sub, pursuant to which Acquisition Sub would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of CAM’s Class A common stock for $8.25 per share in cash (the “Tender Consideration”). Following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. The Tender Offer will then be followed by a second-step merger (pursuant to Section 251(h) of Delaware’s corporations statute), in which any shares not tendered (other than shares owned by Acquisition Sub and shares for which appraisal is properly sought under applicable law) will be converted into the right to receive the Tender Consideration (the “Merger” and, together with the Tender Offer, the “Proposed Buyout”).

4. Because the Controlling Stockholder Defendants control approximately 97.4% of the voting power of the Company, the Merger can be completed irrespective of the number of shares that are tendered in the Tender Offer. As a result, there is no minimum tender condition for the

Tender Offer, nor is there any condition that requires a minimum number of shares to be tendered by unaffiliated stockholders in order for the Controlling Stockholder Defendants to consummate the Tender Offer, resulting in a coercive tender offer. In addition, if more than 15% of stockholders seek appraisal the Controlling Stockholder Defendants can walk away from the transaction further coercing stockholders to support the Merger. As a result the exacting entire fairness standard of review applies.

5. Moreover, the tender offer by the Controlling Stockholder Defendants for all the shares of the Company that they did not already own was coercive. The failure of the Special Committee to install a poison pill or other defensive measure in the face of an obvious threat (including a coercive tender offer that was the functional equivalent of a creeping tender offer) to the Company’s minority stockholders could support a reasonable inference of a breach of duty of loyalty.

6. Acquisition Sub commenced the Tender Offer on January 18, 2017. The Tender Offer is currently scheduled to expire on Wednesday February 15, 2017 at 5:00 pm (Eastern).

7. Both the Merger Consideration and the process by which Defendants agreed to the Proposed Buyout are fundamentally unfair to CAM’s public stockholders. Perhaps most strikingly, the Special Committee formed by the Board to negotiate with the Controlling Stockholder Defendants (1) failed to secure a majority-of-the-minority voting provision and a minimum tender condition, despite the fact that the Controlling Stockholder Defendants own and/or control approximately 97.4% of the Company’s voting stock, thereby guaranteeing the consummation of the Proposed Buyout, (2) fail to ensure all minority stockholders could receive appraisal, and (3) relied on projections created (a) after the Controlling Stockholder Defendants formed a group to buy the Company and (b) by management that was led and/or controlled by the Controlling Stockholder Defendants. Critically, these projections assumed a market correction in 2018 that made them unduly pessimistic.

8. In light of this woefully unfair sale process, it is not surprising that the Tender Consideration is inadequate. Indeed, the only reason that the Tender Consideration even approaches a premium to the Company’s pre-Merger Agreement stock price is because, immediately upon Defendant Koudounis becoming the Company’s Chief Executive Officer (“CEO”), the Controlling Stockholder Defendants caused the Company to begin releasing negative financial results, which continued for the six-months leading up to the Controlling Stockholder Defendants’ launch of their Tender Offer to buy the Company. These machinations aside, the Tender Consideration actually represents a significant negative premium to the Company’s 52-week, pre-Merger Agreement high of $10.18.

9. Finally, the Board caused a materially incomplete and misleading Form SC 14D9 (the “14D9”) to be filed with the U.S. Securities and Exchange Commission (“SEC”) on January 19, 2017. Therein, the Company failed to disclose critical information regarding the Company’s projections and how those projections were formulated.

10. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Buyout, or, in the event the Proposed Buyout is consummated, to recover damages resulting from the Director Defendants’ and the Controlling Stockholder Defendants’ breaches of their fiduciary duties of loyalty and care.

THE PARTIES

11. Plaintiff is and, at all times relevant to the wrongs complained of herein, was a stockholder of CAM. Plaintiff owns 1,800 shares of CAM stock, having purchased all of said stock at prices above the Tender Consideration.

12. Defendant John P. Calamos, Sr. (previously defined as “John Calamos”) is the founder of the Company and serves as the Chairman of the Board and Global Chief Investment Officer. He has served on the Board since 2004 and previously served as the Company’s Chief Executive Officer (“CEO”) until April 2016.

13. Defendant John S. Koudonis (“Koudonis”) has served as a director and as the Company’s CEO since April 2016.

14. Defendant Thomas F. Eggers (“Eggers”) has served as a director of the Company since 2012.

15. Defendant Keith M. Schappert (“Schappert”) has served as a director of the Company since 2012.

16. Defendant William N. Shiebler (“Shiebler”) has served as a director of the Company since 2012.

17. Defendants John Calamos, Koudounis, Eggers, Schappert, and Shiebler form the Board of Directors of Calamos and are collectively referred to herein as the “Board” or the “Director Defendants.”

18. Defendant Calamos Partners LLC (previously defined as “Parent”) is a Delaware limited liability company controlled by John Calamos, other members of the Calamos family, and Defendant Koudounis.

19. Defendant CPCM Acquisition, Inc. (previously defined as “Acquisition Sub”) is a Delaware corporation and wholly owned subsidiary of Parent.

20. Defendants John Calamos, Koudounis, Parent, and Acquisition Sub are collectively referred to herein as the Controlling Stockholder Defendants.

21. The defendants referenced in the preceding paragraphs are collectively referred to as the “Defendants.”

DIRECTOR DEFENDANTS’ FIDUCIARY DUTIES

22. By reason of the Director Defendants’ positions as directors and/or officers of CAM, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of CAM and owe Plaintiff and the other members of the Class (defined herein) the duties of care, loyalty, good faith, and candor.

23. By virtue of their positions as directors and/or officers of CAM, the Director Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause CAM to engage in the practices complained of herein.

24. Each of the Director Defendants are required to act in good faith, in the best interests of the Company’s stockholders, and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably necessary to maximize the value stockholders will receive or obtain a reasonable premium. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

25. Plaintiff alleges herein that the Director Defendants, separately and together, in connection with the Proposed Buyout, violated duties owed to Plaintiff and the other public stockholders of CAM, including their duties of loyalty and due care insofar as they, inter alia, approved a coercive tender offer, failed to obtain the best price possible or a reasonable premium under the circumstances before entering into the Proposed Buyout, agreed to unreasonable deal protection devices that ensure that CAM’s stockholders will not receive a superior offer, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the other holders of CAM common stock, and filed a materially incomplete and misleading 14D9 with the SEC, which deprives the Company’s stockholders of the ability to make an adequately informed decision concerning whether or not to tender their shares.

CONTROLLING STOCKHOLDER DEFENDANTS’ FIDUCIARY DUTIES

26. As controlling stockholders of a publicly traded corporation, the Controlling Stockholder Defendants have a fiduciary relationship with Plaintiff and the other public holders of CAM’s common stock requiring that they act in the best interest of the Company and its stockholders, owing them the highest obligations of good faith, fair dealing, loyalty, due care, and full and candid disclosure, as well as a duty to maximize stockholder value upon undertaking a transaction that will result in either (i) a change in corporate control or (ii) a breakup of the corporation’s assets.

27. In addition, because the Controlling Stockholder Defendants have interests that are inconsistent with the interests of the Company’s non-controlling, common stockholders, the Board and the Controlling Stockholder Defendants have an additional burden and duty to ensure that the transaction is entirely fair to the stockholders by demonstrating both fair dealing and fair price.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on his own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of CAM common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

29. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of December 30, 2016, there were approximately 20,530,571 shares of CAM Class A common stock outstanding, owned by numerous stockholders.

30. There are questions of law and fact which are common to the Class and which predominate over any questions affecting only individual members, including, inter alia, the following:

a) whether the Director Defendants and the Controlling Stockholder Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b) whether the Director Defendants and the Controlling Stockholder Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of CAM stockholders in violation of their fiduciary duties;

c) whether the Director Defendants and the Controlling Stockholder Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d) whether the Proposed Buyout is entirely fair; and

e) whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33. Preliminary and final injunctive relief on behalf of the Class as a whole is appropriate because Defendants have acted or refused to act on grounds generally applicable to the class and are causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	Events Leading to the Proposed Buyout

34. Defendant Koudounis was appointed as CEO of CAM effective April 4, 2016. He replaced Defendant John Calamos, who previously held this position. At this time, Defendants John Calamos and Koudounis stopped working in the best interests of the Company’s unaffiliated stockholders and began working for themselves.

35. Specifically, in connection with Defendant Koudounis’s appointment as CEO, John Calamos formed Parent to hold the approximately 78% interest in CAM then held by Calamos Family Partners, Inc. Parent was formed in order to enable Defendant Koudounis to participate in the private ownership of CAM and, thus, from the very beginning, both men were aligned and had interests separate from those of CAM’s non-affiliated stockholders.

36. At the same time, beginning on April 26, 2016, just twenty-two days after becoming CEO, Defendant Koudounis caused the Company to begin releasing negative financial results and press releases, causing the Company’s stock to drop from $8.56 per share on April 4, 2016, the day Defendant Koudounis became CEO, to $6.94 on December 15, 2016, just prior to the announcement of the Proposed Buyout, reaching a low during that period of just $6.08, on November 4, 2016. Notably, in the five years preceding Defendant Koudounis becoming CEO, the Company’s stock had not closed below $8.00 per share.

37. Having successfully bottomed out the Company’s stock in just six months, Defendants John Calamos and Koudounis executed on their plan to buy the Company at a historical low. Specifically, in October 2016, they caused Parent to engage Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) as Parent’s financial advisor in connection with a review of strategic alternatives, including a possible acquisition of CAM. Also in October 2016, Defendants John Calamos and Koudounis informed certain of the three remaining members of the Board that they were “considering various strategic alternatives with respect to their interests in the Company.” On October 18, 2016, the remainder of Board was formally notified that Defendants John Calamos and Koudounis were “in the process of evaluating their own strategic alternatives” and might make a proposal to acquire that portion of the Company that they did not already own.

38. In response, on October 26, 2016, the Board adopted resolutions establishing a Special Committee, which consisted of the only three remaining Director Defendants (Defendants Eggers, Schappert, and Shiebler) to consider this proposal. The Special Committee retained Duff & Phelps LLC (“Duff & Phelps”) as its financial advisor.2

[2]	Notably, excluding John Calamos, the Company’s directors and executive officers own just 35,273 shares of the Company’s common stock, representing less than 1% of the Company’s outstanding shares. Specifically, Defendant Eggers holds just 2,477 shares, Defendant Schappert holds just 1,077 shares, and Defendant Shiebler holds just 1,077 shares. Defendant Koudounis holds no shares directly. Finally, Defendants Eggers, Schappert, and Shiebler hold just 19,607; 17,007; and 17,007 restricted stock units, respectively, which have an expected value of only $190,406; $162,018; and $162,018 in the Proposed Buyout.

39. On November 3, 2016, Duff & Phelps requested that the Company’s management – which was led and/or controlled by Defendants John Calamos and Koudounis – provide long-term projections for the Company’s financial performance for the years ended December 31, 2016 through December 31, 2023. Management, led and/or controlled by Defendants John Calamos and Koudounis, provided these projections on November 7, 2016. Of course, by this time, Defendants John Calamos and Koudounis had already retained their own banker, were already planning to make an offer to purchase the Company, and thus were already conflicted as to any such purchase, such that any projections provided by them or regarding which they had any oversight were inherently unreliable.

40. On November 17, 2016, after discussion with the Special Committee’s financial advisor regarding the assumptions underlying the management projections, management provided a final version of the management projections to Duff & Phelps, which version increased projected total revenue and

EBITDA from the draft version, and effected other immaterial changes to other projections that resulted in higher free cash flow calculations than would have been derived had the draft version of the management projections been utilized. Notably, despite these window-dressing corrections, the management projections provided by Defendants John Calamos and Koudounis nonetheless continued to assume – without basis in reality – that a market correction would occur in 2018, followed by a market recovery in 2019.

41. In light of the plainly-sandbagged nature of the management projections provided by Defendants John Calamos and Koudounis, on November 17, 2016, the Special Committee asked Duff & Phelps to prepare three sensitivity cases to the management projections: one assuming no market correction, but maintaining the expenses reflected in the management projections; one assuming a market correction, but accelerating a decrease in expenses as compared to that projected by management; and one both assuming no market correction and accelerating a decrease in expenses as compared to that projected by management.

42. Also on November 17, 2016, the Special Committee proposed certain revised resolutions for its governance, and those resolutions were approved by the full Board on November 20, 2016. The revised resolutions provided, among other things: (1) for the Special Committee to negotiate the terms of any potential transaction with the Controlling Stockholder Defendants and to explore the availability and relative costs and benefits of available alternatives to such a transaction; (2) that the Board would not approve any potential transaction without a prior favorable recommendation of the Special Committee; and (3) for a retainer fee of $35,000 to each member of the Special Committee other than the Chairman and $50,000 to the Chairman, and a monthly fee of $10,000 to each member of the Special Committee other than the Chairman and $14,000 to the Chairman.

43. On November 22, 2016, the Controlling Stockholder Defendants proposed purchasing all CAM shares not currently owned by them for $7.75 per share. The Controlling Stockholder Defendants further made clear that, in their capacity as controlling stockholders of the Company, they had “no interest in selling any of their Shares or Class B Stock and would not expect to vote in favor of any alternative transaction.” On November 29, 2016, the Controlling Stockholder Defendants communicated, through their representatives, that, “in their capacity as controlling stockholders of the Company, [they] would not, under any circumstances, consider selling their stock.”

44. On November 29, 2016, the Special Committee communicated to the Controlling Stockholder Defendants that their $7.75 per share offer was insufficient, but did not make a specific counterproposal. The Controlling Stockholder Defendants responded that they would not revise their proposal in the absence of a counterproposal from the Special Committee. Accordingly, on

December 7, 2016, the Special Committee conveyed a counterproposal of $8.75 per share. Notably, in arriving at this counterproposal amount, all three members of the Special Committee believed that a “premium-generating exit” would be required to be in the best interests of the Company’s unaffiliated stockholders. On the same day, December 7, 2016, the Controlling Stockholder Defendants conveyed a counterproposal of $8.00 per share.

45. On December 9, 2016, at the request of Duff & Phelps, Company management – again, led and/or controlled by the Controlling Stockholder Defendants – provided to Duff & Phelps “certain additional information and clarifications with respect to the [m]anagement [p]rojections.” The 14D9 does not explain or otherwise provide any detail regarding this “additional information and clarifications.”

46. On December 12, 2016, the Special Committee conveyed a counterproposal of $8.35 per share, and, on December 15, 2016, the Controlling Stockholder Defendants conveyed a counterproposal of $8.13 per share. Also on December 15, 2016, representatives of the Controlling Stockholder Defendants sent a draft merger agreement to representatives of the Special Committee. Notably, in sending this draft merger agreement, the representatives of the Controlling Stockholder Defendants noted that, although the draft merger agreement included a “fiduciary out” for a topping bid, this provision was included merely to conform to precedent agreements, as the Controlling Stockholder Defendants “remained unwilling to entertain proposals to sell their Shares.”

47. On December 16, 2016, the Special Committee held a telephonic meeting, at which it considered additional sensitivity cases that reflected alleged additional expenses that management – as led and/or controlled by the Controlling Stockholder Defendants – alleged would arise concomitantly with the additional revenue suggested by the sensitivity cases. Following this discussion, the Special Committee directed representative from Duff & Phelps to communicate a counterproposal of $8.25 per share. In response, later in the day, the Controlling Stockholder Defendants conveyed a counterproposal of $8.20 per share.

48. On December 17, 2016, the Special Committee, through its representatives, sent a markup of the draft merger agreement to the Controlling Stockholder Defendants that contained a majority-of-the-minority provision. The Controlling Stockholder Defendants rejected this provision and, on December 18, 2016, the parties reached a tentative agreement that resulted in the removal of the majority-of-the-minority provision and the inclusion of an “appraisal out” condition for the Controlling Stockholder Defendants, in exchange for, among other things, a modest increase in the Tender Consideration, from $8.20 per share to $8.25 per share.

49. Notably, at no point did the Special Committee even bother to push back on the complete lack of a minimum tender condition or take any other action to protect stockholders from a creeping tender offer.

50. Prior to the market open on the following day, December 19, 2016, the Company issued a press release stating that it had reached an agreement in principle to be acquired by the Controlling Stockholder Defendants. Thereafter, the parties negotiated the remaining provisions of the Merger Agreement. During this time, the Company agreed to pay a special dividend of $0.65 per share, if, following an extension of the Tender Offer for the purpose of allowing the Controlling Stockholder Defendants to obtain certain debt commitments, the Proposed Buyout did not close.

B.	The Proposed Buyout

51. On January 11, 2017, CAM issued a press release announcing the Proposed Buyout, which states in relevant part:

CALAMOS ASSET MANAGEMENT, INC. EXECUTES

DEFINITIVE AGREEMENT TO BE ACQUIRED BY

FOUNDER JOHN CALAMOS AND CEO JOHN

KOUDOUNIS

Tender Offer to be Made at Previously Announced Price of

$8.25 Per Share

NAPERVILLE, Ill., January 11, 2017 – Calamos Asset Management, Inc. (NASDAQ: CLMS) (“ CAM ”), a publicly traded holding company which currently owns a minority stake of the investment firm Calamos Investments LLC, announced today that it has executed a definitive agreement to be acquired by an entity (the “ Acquirer ”) indirectly owned by Mr. John P. Calamos, Sr. and Mr. John Koudounis. Mr. Calamos is the founder and Global Chief Investment Officer of Calamos Investments LLC, and CAM’s Chairman. Mr. Koudounis is the Chief Executive Officer of CAM.

Consistent with the company’s prior announcement on December 19, 2016, the definitive agreement provides for the Acquirer to first commence a tender offer to acquire all of the outstanding shares of Class A common stock of CAM for $8.25 per share in cash. The tender offer will be followed by a second-step merger (pursuant to Section 251(h) of Delaware’s corporations statute), in which any shares not tendered (other than shares owned by Acquirer, and shares for which appraisal is properly sought under applicable law) would be converted into the right to receive the same cash price as paid in the tender offer.

CAM’s Board of Directors approved the merger agreement based on the unanimous recommendation of an independent Special Committee. Following deliberate and comprehensive negotiation, the Special Committee, in consultation with its financial and legal advisors, concluded that the proposed transaction was fair and in the best interests of CAM’s public shareholders, and CAM’s Board of Directors unanimously recommended that shareholders tender their shares.

Mr. Calamos said: “We are pleased to have finalized an agreement with the Special Committee on the terms of this transaction. As investors at Calamos, we have always taken the long view. I believe a fully private ownership structure will enable us to focus on managing to our vision for the firm’s long-term growth.”

Mr. Koudounis added: “Upon arriving at Calamos, I directed an extensive analysis of our corporate structure. Being a fully private company—consistent with 95% of asset managers today—will allow us to manage the business with the same long-term view that we apply to our investment approach. By eliminating the distraction of the markets increased focus on short-term metrics, we can be singularly dedicated to improving our key performance areas.”

Under the terms of the definitive agreement, the tender offer is to commence within 7 business days of the date of the agreement.

The transaction is expected to close during the first quarter of 2017, subject to conditions set forth in the definitive agreement. The transaction is not subject to a minimum number of shares being tendered. In light of the transaction announced today, the Board of Directors of CAM does not expect to declare quarterly dividends going forward.

BofA Merrill Lynch is serving as financial advisor to Messrs. Calamos and Koudounis and Kramer Levin Naftalis & Frankel LLP is serving as their legal counsel. Duff and Phelps, LLC is serving as financial advisor to the Special Committee of the Board of Directors and Morris, Nichols, Arsht & Tunnell LLP as its legal counsel. Vedder Price P.C. is legal counsel to CAM.

As of September 30, 2016, CAM owned 22.2% of Calamos Investments, with the remaining 77.8% being privately owned by Calamos Partners LLC. Mr. Calamos, other Calamos family members and Mr. Koudounis, directly and indirectly own 100% of Calamos Partners. Calamos Partners also currently owns all of CAM’s outstanding Class B common stock, which represents 97.4% of the combined voting power of all classes of CAM’s voting stock.

52. According to the Form SC TO-T Tender Offer Statement filed by Parent on January 18, 2017 (the “Tender Offer Statement”), Parent intends to fund the cash requirements of the Tender Offer from (1) a debt facility and (2) from the Company’s available cash following the Merger. According to the Tender Offer Statement, Parent expects there to be approximately $6.12 per share in cash and cash equivalents on the Company’s balance sheets at closing.

53. Finally, on or about January 20, 2017, Calamos Investments effected a distribution of $100 million of cash and securities to the members of Calamos Investments on a pro rata basis in accordance with the members’ respective percentage interests. The pro rata portion of the distribution received by the Company and John Calamos with respect to each of their ownership interests in Calamos Investments was to be paid in cash in the amount of approximately $22.2 million and $0.2 million, respectively, and the remaining pro rata portion of the distribution to Parent was to be paid in cash and securities.

C.	The Proposed Buyout Undervalues Calamos

54. The Tender Consideration fails to adequately compensate CAM stockholders for their shares. As noted above, in the five years before Defendant Koudounis became CEO, the Company’s stock had not closed below $8.00 per share. It was only after he became CEO that the Company began releasing negative financial results, causing its stock price to drop to a point at which the Controlling Stockholder Defendants could afford to purchase the Company on the cheap:

55. But for this artificial drop in the Company’s stock price, the Tender Consideration would not even represent a premium. Indeed, the Tender Consideration represents a significant negative premium to the Company’s 52- week, pre-Merger Agreement high of $10.18 per share, and regular Company analyst Sharewise issued a price target of $9.01 per share on May 18, 2016.

56. And Company insiders and the Controlling Stockholder Defendants know this to be the case. During the nine months ended September 30, 2016, Calamos Investments repurchased 525,328 shares of CAM Class A common stock, at an average purchase price of $8.95 - well above the Tender Consideration – and a total cost of $4.7 million.

D.	The Proposed Buyout Is Structurally Coercive and Not Entirely Fair

57. The Proposed Buyout is structurally coercive and not entirely fair to minority stockholders.

58. The Proposed Buyout is not subject to a minimum tender condition thereby permitting the Controlling Stockholder Defendants to complete the Proposed Buyout regardless of the number of shares tendered and also to engage in an improper creeping tender offer.

59. In addition the Proposed Buyout is not subject to a majority of the minority provision to protect minority stockholders.

60. Minority stockholders are further coerced into supporting the Proposed Buyout because if more than 15% of them seek appraisal the Controlling Stockholder Defendants can refuse to complete the Proposed Buyout.

61. In addition, for the reasons stated above the Proposed Buyout substantially undervalues CAM’s stock.

62. Therefore, the Proposed Buyout is structurally coercive, subject to the exacting entire fairness standard of review and is not entirely fair.

E.	The Deal Protection Provisions

63. The Proposed Buyout is also unfair because, as part of the Merger Agreement, the Board agreed to onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Buyout a fait accompli and ensure that no successful competing offers will emerge for the Company.

64. Specifically, if the Company terminates the Proposed Buyout, the Merger Agreement states that the Company must pay Parent a $2.5 million termination fee. In addition, and as noted above, in the event that the Tender Offer is extended past March 31, 2017 and the Merger Agreement is terminated under certain limited circumstances, the Merger Agreement requires the Company to declare to all holders of record of Class A common stock, a special one-time $0.65 cash dividend.

65. Additionally, the Merger Agreement contains a strict no-solicitation provision, pursuant to which the Company is prohibited from soliciting competing acquisition proposals or, subject to certain exceptions regarding unsolicited proposals, engaging in discussions or providing information in connection with an alternative acquisition proposal. This clause prohibits the Company and its agents from soliciting, encouraging, or facilitating certain third party acquisition proposals for the Company.

66. The Merger Agreement also contains an information rights and matching rights provision that requires the Company to notify Parent of certain unsolicited competing offers, provide Parent with information regarding such offers, and negotiate in good faith with Parent regarding same.

67. Finally, as noted above, the Controlling Stockholder Defendants control, in the aggregate, 97.4% of the Company’s voting stock and have specifically and publicly stated that they will not sell their stock in connection with any other transaction, such that the Proposed Buyout will occur regardless of the wishes of the Company’s unaffiliated stockholders and no other competing buyer will come forward.

68. These provisions will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions make it impossible for the Company and individual stockholders to exercise their rights and to obtain a fair price for the Company’s shares.

F.	The Materially Incomplete And Misleading 14D9

69. The Defendants further breached their fiduciary duties to CAM’s stockholders by causing the materially incomplete and misleading 14D9 to be filed with the SEC on January 19, 2017. The 14D9 omits material information that must be disclosed to enable CAM’s stockholders to make an informed decision with respect to the Tender Offer.

70. More specifically, with respect to the background of the Proposed Buyout, the 14D9 fails to disclose:

a)	What steps, if any, the Special Committee took to isolate the Controlling Stockholder Defendants from the creation of the management projections relied on by the Special Committee; and

b)	What specific “additional information and clarification” was provided by management on December 9, 2016 to Duff & Phelps regarding the management projections.

71. Additionally, the 14D9 fails to provide the projections upon which Duff & Phelps based its fairness opinion. Specifically, and as noted above, Duff & Phelps used financial projections provided by the Company’s management for the years ending December 31, 2017 to 2023 (the “Management Base Case ”), which, as noted above, included an assumption that there would be a market correction in 2018. This set of projections is disclosed in the 14D9. However, Duff & Phelps also considered two scenarios that did not include a market correction (the “No Market Correction Case 1” and the “No Market Correction Case 2”). Neither of these sets of projections are disclosed in the 14D9.

72. Finally, the 14D-9 should provide a fair summary of the appraisal rights. While the 14D9 discloses that the 15% appraisal condition only applies if more than 15% of the outstanding common have noticed an appraisal demand prior to when the offer expires,3 the 14D9 is materially misleading because it does not disclose (other than attaching the appraisal statute) that 262(d)(2) permits an appraisal demand after the tender offer expires in a 251(h) merger. This is because the company is required to give notice of the approval of the deal and then stockholders have 20 days to demand appraisal. In order not to be materially

[3]

Page 1 of the 14D9 states that the “Offeror’s obligation to accept for purchase and pay for Shares tendered in the Offer is subject to the satisfaction (or its waiver) of (i) a condition that the number of Shares as to which properly executed notices of appraisal have been received by the Company and not withdrawn as of immediately prior to the expiration of the Offer does not exceed 15% of the outstanding Shares.” (Emphasis added).

misleading, the 14D-9 must explicitly explain the 15% “appraisal out” by demanding appraisal after the deal expires. Minority stockholders are harmed by the 15% appraisal out because the appraisal statute provides that there shall be only one appraisal trial and so the larger the number of shares seeking appraisal in theory the lower the cost on a per share basis of seeking appraisal.

COUNT I

Claim for Breach of Fiduciary Duties Against the Director Defendants

73. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

74. The Director Defendants have violated fiduciary duties of care and loyalty owed to the public stockholders of CAM.

75. By the acts, transactions, and courses of conduct alleged herein, the Director Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in CAM.

76. As demonstrated by the allegations above, the Director Defendants failed to exercise the care required, and breached their duty of loyalty owed to the stockholders of CAM. The Director Defendants failed to take reasonable steps to obtain and/or ensure that Calamos stockholders receive adequate consideration for their shares, failed to erect defensive measures, agreed to a structurally coercive transaction with restrictive deal protection devices that deter other suitors from making a superior bid for the Company, and failed to disclose material information to the Company’s stockholders in the incomplete and misleading 14D9.

77. The Director Defendants dominate and control the business and corporate affairs of CAM, and are in possession of private corporate information concerning CAM’s assets, business, and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of CAM, which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

78. By reason of the foregoing acts, practices, and course of conduct, the Director Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class. In addition, because the vote is uninformed and the Proposed Buyout is structurally coercive it is subject to the entire fairness standard of review and the Director Defendants cannot demonstrate the Proposed Buyout is entirely fair.

79. As a result of the actions of the Director Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CAM’s assets and businesses, have been and will be prevented from obtaining a fair price for their common stock, and will be unable to make an adequately informed decision concerning whether or not to tender their shares or seek appraisal.

80. Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

81. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Director Defendants’ actions threaten to inflict.

COUNT II

Claim for Breach of Fiduciary Duties

Against the Controlling Stockholder Defendants

82. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

83. The Controlling Stockholder Defendants have violated fiduciary duties owed to the public stockholders of CAM.

84. By the acts, transactions, and course of conduct alleged herein, the Controlling Stockholder Defendants ensured the Proposed Buyout was structurally coercive and therefore owed a duty to ensure the Proposed Buyout price was entirely fair.

85. As alleged herein, the Controlling Stockholder Defendants have initiated a process to sell CAM that undervalues the Company, vests them with benefits that are not shared equally by CAM’s public stockholders, and places their interests above the interests of non-insider stockholders. In addition, by agreeing to the Proposed Buyout, the Controlling Stockholder Defendants have capped the price of CAM stock at a price that does not adequately reflect the Company’s true value. Moreover, the Controlling Stockholder Defendants disregarded the true value of the Company in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with controlling stockholders that are committed to the Proposed Buyout, and the Controlling Stockholder Defendants have stated clearly that they will not sell the Company to anyone but themselves.

86. As a result of the actions of the Controlling Stockholder Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in CAM. Unless the Controlling Stockholder Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

87. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Controlling Stockholder Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as Class representative;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing fair and reasonable terms and consideration to Plaintiff and the Class, and discloses the material information discussed above which has been omitted from the 14D9;

C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D. Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Director Defendants wrongdoing;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: January 25, 2017	FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko
James R. Banko (#4518)
Michael Van Gorder (#6214)
Of COUNSEL:	20 Montchanin Road, Suite 145
Wilmington, DE 19807
MONTEVERDE & ASSOCIATES PC	Tel.: (302) 482-3182
Juan E. Monteverde	Fax: (302) 482-3612
350 Fifth Avenue, 59th Floor	Email: jbanko@faruqilaw.com
New York, NY 10118	Email: mvangorder@faruqilaw.com
Tel.: (212) 971-1341
Email: jmonteverde@monteverdelaw.com	Counsel for Plaintiff

Counsel for Plaintiff

KAHN SWICK & FOTI, LLC Michael J. Palestina, Esq. Christopher R. Tillotson, Esq.
206 Covington Street
Madisonville, LA 70447
Tel.: (504) 455-1400
E-mail: Michael.Palestina@ksfcounsel.com

Counsel for Plaintiff

34